Exhibit 12.1
Zayo Group, LLC
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2008	2009	2010	2011
Calculation of Earnings
Pre-Tax Income From Continuing Operations	$(4,103)	$(11,923)	$(141)	$7,548
Fixed Charges	7,678	17,117	22,396	38,211

Pre-Tax Income From Continuing Operations and Fixed Charges	$3,575	$5,194	$22,255	$45,759

Calculation of Fixed Charges
Interest Expense	6,287	15,245	18,692	33,414
Interest Factor in Rental Expense (1)	1,391	1,872	3,704	4,797

Total Fixed Charges	$7,678	$17,117	$22,396	$38,211

Ratio of Earnings to Fixed Charges	0.47	0.30	0.99	1.20

Deficiency	$(4,103)	$(11,923)	$(141)	n/a

(1)	The portion of total rental expense that represents the interest factor is estimated to be 12.5 percent.